As filed with the United States Securities and Exchange Commission on February 25, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

NEW WORLD DEVELOPMENT COMPANY LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

Hong Kong
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware 19711
(302) 738-6680
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing two ordinary shares of New World Development Company Limited	50,000,000 American Depositary Shares	$0.05	$2,500,000	$290.50
*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-120493.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 16, 17 and 19

	(iii)	The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 19

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 9, 12, 16, 17, 18 and 19

	(v)	The sale or exercise of rights	Articles number 14, 15, 16 and 19

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16, 18 and 19

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles number 21 and 22

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 15, 19, 20 and 22

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles number 7 and 8

Item 2. AVAILABLE INFORMATION	Article number 12

(a) As set forth in Article (12) of the Form of Receipt constituting the prospectus included herein, New World Development Company Limited (the "Company") publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://www.nwd.com.hk/) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Amended and Restated Deposit Agreement (including the form of American Depositary Receipt), dated as of November 19, 2004, among New World Development Company Limited, Deutsche Bank Trust Company Americas as Depositary, and all Owners and Beneficial Owners of American Depositary Shares Evidenced by American Depositary Receipts. – Previously filed as exhibit 1 to Registration Statement No. 333-120493 and incorporated herein by reference.

(a)(2)	Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among New World Development Company Limited, Deutsche Bank Trust Company Americas, as depositary, and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 25, 2015.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing two ordinary shares of New World Development Company Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly Title: Vice President

By:	/s/ Christopher Konopelko
Name: Christopher Konopelko Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, New World Development Company Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on February 25, 2015.

New World Development Company Limited

By:	/s/ Cheng Kar Shun, Henry
Name: Dr. Cheng Kar Shun, Henry GBS Acting Capacity: Principal Executive Officer

Each person whose signature appears below constitutes and appoints Dr. Cheng Kar Shun, Henry GBS and Mr. Au Tak Cheong, jointly and severally, his or her true lawful attorneys-in-fact and agents with full and several power of substitution and resubstitution for and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments and supplements to this registration statement and any registration statements pursuant to Rule 462(b) under the Securities Act of 1933, as amended, relating thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they or he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on February 25, 2015.

Signatures	Capacity

/s/ Cheng Kar Shun, Henry	Chairman of the Board
Dr. Cheng Kar Shun, Henry GBS	(principal executive officer)

Joint General Manager, Executive Director
Dr. Cheng Chi Kong, Adrian

/s/ Chen Guanzhan	Joint General Manager, Executive Director
Mr. Chen Guanzhan

/s/ Cheng Chi Heng	Executive Director
Mr. Cheng Chi Heng

/s/ Ki Man Fung, Leonie	Executive Director
Ms. Ki Man Fung, Leonie SBS JP

/s/ Cheng Chi Man, Sonia	Executive Director
Ms. Cheng Chi Man, Sonia

/s/ Au Tak Cheong	Chief Financial Officer and Executive Director
Mr. Au Tak Cheong

/s/ Doo Wai Hoi, William	Vice Chairman, Non-Executive Director
Mr. Doo Wai Hoi, William JP

/s/ Cheng Kar Shing, Peter	Non-Executive Director
Mr. Cheng Kar Shing, Peter

Independent Non-Executive Director
Mr. Yeung Ping Leung, Howard

Independent Non-Executive Director
Mr. Cha Mou Sing, Payson JP

Independent Non-Executive Director
Mr. Ho Hau Hay, Hamilton

Independent Non-Executive Director
Mr. Lee Luen Wai, John BBS JP

Independent Non-Executive Director
Mr. Liang Cheung Biu, Thomas

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of New World Development Company Limited, has signed this Registration Statement in Newark, Delaware, on February 25, 2015.

By:	/s/ Donald J. Puglisi
Name: Title:	Donald J. Puglisi Managing Director Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number
(a)(2) Form of American Depositary Receipt (d) Opinion of counsel to the Depositary (e) Rule 466 Certification